FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 128,086,285

Date: March 31, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer hit the ground running coming out of the Chinese New Year holiday with yet another transformative partnership, announcing an agreement with China's top e-commerce software provider ShopEx. ShopEx's solutions are used by retailers on 28 of China's largest online marketplaces and social media platforms. The partnership gives the Issuer the potential to add millions of retailers to its Lending Hub ecosystem through an API link between the ShopEx software and the Lending Hub ecosystem.

The period also saw the Issuer add digital contact signing capabilities to its Gold River and Lending Hub platforms through a partnership agreement with Qiyuesuo Ltd., also known as "Contract Lock". Contract Lock is China's leading digital document signing service provider, trusted by some of China's most prominent online companies such as search engine giant Baidu and Fintech platform Ant Financial. The digital contact signing feature is aimed at streamlining the purchase order financing process on the Issuer's platforms where contracts are first required between clients and suppliers for the products or materials being purchased and financed.

From an operational standpoint, the trend towards more transactions involving distributors and retailers at the bottom of the supply-chain compared to transactions involving raw material suppliers and manufacturers at the top of the supply-chain continued during the period. The Issuer's subsidiaries were collectively responsible for more transactions with distributors, retailers and social media influencers, which did not require outsourced services, during the period than during any other previous period. As those types of transactions continue to account for an increasing percentage of the Issuer's supply-chain financing transactions, and with more and more supply-chain outsourced services being shifted to the Issuer's Gold River platform, the Issuer is, as expected, gradually improving the overall profit margin of its operations.

FORM 7 - MONTHLY PROGRESS REPORT

March 2021

On the capital markets front and in anticipation of having its common shares imminently begin trading on the NASDAQ stock exchange, the Issuer hired the MZ Group to provide it with US and international IR services as the Issuer expects to receive more attention from US and international investors once its common shares begin trading on the high-profile exchange. The MZ Group has developed a reputation as a premier resource for institutional investors, brokers, analysts and private investors in the US and internationally. The Issuer's Canadian IR service provider, CHF Capital Markets, and its new incoming Director of Marketing and Communications will work closely with the MZ Group to develop and implement a comprehensive capital markets strategy designed to increase the Issuer's visibility throughout the global investment community.

2. Provide a general overview and discussion of the activities of management.

A large portion of the Issuer's management's time during the period was spent on activities related to the preparation and filing of a short form prospectus offering that, when closed, will provide the Issuer with the capital it needs to continue to execute its businesses plan. When the preliminary version of the prospectus was filed and announced via news release, it stated that the Issuer would be looking to raise a maximum of $15M through the offering. However, within hours of the issuance of the news release, the Issuer's management had received requests in excess of $20M from existing investors wishing to be added to the President's List for the offering. As more requests continued to come in during the days following the news release, the Issuer's management first informed the would-be investors that they unfortunately could not be added to the President's List. But after reassessing the Issuer's financing plans for 2021, the Issuer's management consulted with the Issuer's lead agent for the offering, to consider the possibility of increasing the maximum amount of the offering given the strong demand for the offering and the significant potential benefits of the additional capital for the Issuer. Although not yet confirmed as of the date of this report, the Issuer's management expects the maximum amount of the offering to exceed $15M when the final version of the prospectus is filed.

With an expected increased amount to be raised from the Issuer's prospectus offering, the Issuer's management adjusted its plans to take a more aggressive approach to the deployment of the Issuer's Lending Hub ecosystem in North America in 2021. This along with the acceleration of the implementation of the Issuer's fund transfer and payment processing features on Lending Hub, are just two of the benefits that the additional capital from the prospectus offering are expected to bring to the Issuer.

FORM 7 - MONTHLY PROGRESS REPORT

March 2021

The up-list of the Issuer's common shares to the NASDAQ stock exchange was also top-of-mind for the Issuer's management during the period. The Issuer's management continued to work closely with the Issuer's US securities lawyers to ensure that the Issuer meets all of the requirements for the Issuer's common shares to be approved for listing on the exchange. The Issuer's management expects the NASDAQ file to be closed shortly after the prospectus offering closes.

The closing of the prospectus offering is both a catalyst and the first of a series of important dominoes expected to fall for the Issuer over a relatively short period of time. Among those are a pending transaction between the Issuer and Cubeler Inc., whose technology is central to the Issuer's operations. The Issuer's management also spent time during the period with Cubeler's directors and some of its shareholders discussing the guidelines for a potential transaction between the two entities.

Lastly, the Issuer's management began working with the Issuer's auditors on the preparation of the audit and filing of the Issuer's year-end 2020 financial statements.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

March 2021

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	3,043,667	Exercise of warrants for a net proceeds of $1,247,583.	Working Capital and investment in subsidiaries
Common shares	50,000	Conversion of $25,000 face value of convertible debentures at $0.50 per share.	N/A
Common shares	6,278	Issuance of common shares at $2.70 for strategic advisory services rendered by consultants.	Used to pay for services provided by consultants

FORM 7 - MONTHLY PROGRESS REPORT

March 2021

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	110,000	Incentive stock options issued to consultant of the Issuer. Each option allows its holder to acquire common shares of the Issuer at a price of $2.75 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

March 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 8, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D
	March 2021	2021/04/08
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

FORM 7 - MONTHLY PROGRESS REPORT

March 2021